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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A

                                 AMENDMENT NO.1
                                       TO

                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                FIRST ALERT, INC.
                            (Name of Subject Company)

                                FIRST ALERT, INC.
                        (Name of Person Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                              CUSIP NO. 31846N 10 2
                      (CUSIP Number of Class of Securities)

                                   ----------

                                B. Joseph Messner
                      President and Chief Executive Officer
                                First Alert, Inc.
                            3901 Liberty Street Road
                             Aurora, Illinois 60504
                                 (630) 851-7330
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                  With copy to:

                              David C. Chapin, Esq.
                                  Ropes & Gray
                             One International Place
                                Boston, MA 02110
                                 (617) 951-7000

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         This Amendment No. 1 to the Solicitation / Recommendation Statement on
Schedule 14D-9 ("Amendment No. 1") amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 of First Alert, Inc., a Delaware corporation, originally filed on March 6, 1998 (the "Schedule 14D-9"), filed pursuant to Section 14(d)(4) of the Securities and Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Identity and Background.

         Item 3(b) is hereby amended and supplemented as follows:

         The first paragraph of the section entitled "Agreements with Affiliates -- Stock Sale Agreement" is amended by restating the first sentence to read as follows:

         "On February 28, 1998, Thomas H. Lee Equity Partners, L.P, ML-Lee Acquisition Fund II, L.P., ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., State Street Bank and Trust Company of Connecticut, National Association, as successor Trustee of the 1989 Thomas H. Lee Nominee Trust, John W. Childs, David Harkins, Thomas R. Shepherd, Thomas R. Shepherd - IRA, Glenn H. Hutchins, Scott A. Schoen, C. Hunter Boll, Steven G. Segal, Anthony J. DiNovi, Thomas M. Hagerty, Joseph Incandela, Warren C. Smith, Glenn A. Hopkins, Charles W. Robins, Steven Zachary Lee Irrevocable Trust dated 1988, Adam L. Suttin, Wendy L. Masler, Andrew D. Flaster and SGS Family Limited Partnership (collectively, the "Major Stockholders") and Parent entered into a Stock Sale Agreement (the "Stock Sale Agreement")."

         Item 3(b) is hereby further amended and supplemented as follows:

         The first paragraph of the section entitled "Agreements with Affiliates -- Shareholders' Agreement and Registration Rights Agreement" is amended by adding the following sentence after the first sentence

         "The Initial Shareholders were as follows: Thomas H. Lee Equity Partners, L.P., John W. Childs, David V. Harkins, Pittway Intellectual Property Corporation, Pittway Corporation, ML-Lee Acquisition Fund, II, L.P., ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., Glenn H. Hutchins, C. Hunter Boll, Steven G. Segal, Anthony J. DiNovi, Thomas M. Hagerty, Joseph J. Incandela, Warren C. Smith, Jr., Glenn Hopkins, Charles W. Robins, Adam L. Suttin, Wendy L. Masler, State Street Bank and Trust Company of Connecticut, N.A., not individually, but as successor trustee for the 1989 Thomas H. Lee Nominee Trust, dated 9/29/89, as amended, Andrew D. Flaster, Steven Zachary Lee 1988 Irrevocable Trust, Shearson Lehman Brothers, Custodian for IRA F/B/O Thomas
R. Shepherd, Donald J. Conti, Gerald J. Carrino, Gary Lederer, Andrew J. Saarnio, Gerald Seyler, Richard

                                       -2-

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F. Timmons, William K. Brouse, Carlos Moros, Chris Foley, James T. Hind, James
Henderson, Nick Bellavia, John Strauss, Peter Pang, David Buddingh, Elizabeth Gleason, Gary Olson, MLPF&S Cust. FBO Donald J. Conti IRA FBO Donald J. Conti, MLPF&S Cust. FBO Andrew J. Saarino IRA FBO Andrew J. Saarino, MLPF&S Cust. FBO David Brynteson IRA FBO David Brynteson, MLPF&S Cust. FBO Gerard Seyler IRA FBO Gerard Seyler, MLPF&S Cust. FBO Tomas Garcia IRA FBO Tomas Garcia, MLPF&S Cust. FBO Robert Bleau IRA FBO Robert Bleau, MLPF&S Cust. FBO William K. Brouse IRA FBO William K. Brouse, MLPF&S Cust. FBO Murray Craig IRA FBO Murray Craig, MLPF&S Cust. FBO Ron Hejnal IRA FBO Ron Hejnal, MLPF&S Cust. FBO Carlos Moros IRA FBO Carlos Moros, MLPF&S Cust. FBO Ted Waffa IRA FBO Ted Waffa, MLPF&S Cust. FBO David Buddingh IRA FBO David Buddingh, MLPF&S Cust. FBO Michael Gipson IRA FBO Michael Gipson, MLPF&S Cust. FBO John Buckley IRA FBO John Buckley, and Robert Michalak."

Item 4. The Solicitation or Recommendation.

         Item 4(a) is hereby amended as follows:

         The reference to "Exhibits 6 and 7, respectively" in the parenthetical in the last sentence of the second paragraph is deleted and replaced with the words: "Exhibits 18 and 7, respectively".

         Item 4(c)(v) is hereby amended as follows:

         The reference to "Exhibits 6 and 7, respectively" in the parenthetical in the second sentence is deleted and replaced with the words: "Exhibits 18 and 7, respectively".

Item 6. Recent Transactions and Intent with Respect to Securities.

         Item 6(a) is hereby amended and restated as follows:

         To the knowledge of the Company, with the exception of (i) the award of options to purchase 10,824 shares of Common Stock on January 2, 1998 to each of John R. Albers and Albert L. Prillaman, (ii) the award of options to purchase 25,000, 40,000, 100,000, 25,000, 25,000 and 40,000 shares of Common Stock on
February 5, 1998 to Messrs. Devine, Kellam, Messner, Rohl, Tyranski and Welch, respectively, and (iii) the purchase of 40,000 shares of Common Stock by Mr. Albers on January 29, 1998 (following the sale on December 18, 1997 of 40,000 shares of Common Stock) for which transactions Mr. Albers paid the Company $3,125 for short swing profits on January 30, 1998, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company. The sales by Mr. Albers on December 18 consisted of 10,000 shares of Common Stock at $2 5/16 per share, 10,000 shares of Common Stock at $2 1/4 per share and 20,000 shares of Common Stock at $2 1/8 per share. The purchases by Mr. Albers on January 29,1998 consisted of 25,000 shares of Common Stock at $2 1/8 per share,

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7,500 shares of Common Stock at $2 3/16 per share and 7,500 shares of Common
Stock at $2 1/4 per share.

Item 8. Additional Information to be Furnished.

         Item 8 is hereby amended and supplemented by adding the following paragrph after the first paragraph:

         "Sunbeam Corporation and the Company filed their Notification and Report Forms with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") on March 6, 1998 and March 11, 1998, respectively. The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on March 20, 1998."

Item 9. Material to be filed as Exhibits.

         Item 9 is hereby amended to add the following exhibit:

Exhibit 18 -- Opinion of Salomon Smith Barney dated February 28, 1998. (To replace Exhibit 6 to the Schedule 14D-9)(1)

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         (1) This revised opinion shall be deemed to replace, in all references in the Schedule 14D-9 (including the full text of the opinion as it appears in Annex I), the opinion of Salomon Smith Barney dated February 28, 1998 which was filed as Exhibit 6 to the Schedule 14D-9.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                First Alert, Inc.

                                By: /s/ B. Joseph Messner
                                    -------------------------------------
                                    B. Joseph Messner
                                    President and Chief Executive Officer

Dated March 27, 1998

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Annex II

               Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1

         The Section entitled "Pension Plans" is amended as follows:

         The fourth sentence of the third paragraph is deleted and replaced with the following sentence: "As of the time they left the Company's employ, Messrs. Brouse and Timmons each had 4 years of credited service under the Pension Plan."

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                                  EXHIBIT INDEX

Exhibit No.                                          Description

* 1 Agreement and Plan of Merger, dated as of February 28, 1998, among the Company, Parent and the Purchaser.
* 2   The Company's Proxy Statement on Schedule 14A, filed on April 7, 1997.
* 3   Letter to stockholders of the Company dated March 6, 1998.
* 4 Confidentiality Agreement, dated as of February 16, 1998, between the Company and Parent.
* 5 Stock Sale Agreement, dated as of February 28, 1998, among Parent and certain stockholders of the Company listed on the signature pages thereto.
* 6   Opinion of Salomon Smith Barney dated February 28, 1998.
* 7   Opinion of NationsBanc Montgomery Securities dated February 28, 1998.*
* 8   Employment Agreement, dated September 18, 1996, between B. Joseph
      Messner and the Company.
* 9 Employment Agreement, dated January 1, 1997, between Malcolm Candlish and the Company.
* 10 Noncompetition Agreement, dated February 27, 1998, between B. Joseph Messner and the Company.
* 11  Noncompetition Agreement, dated February 27, 1998, between Michael A.
      Rohl and the Company.
* 12 Letter Agreement, dated April 15, 1997, between Douglas H. Kellam and the Company.
* 13 Letter Agreement, dated February 27, 1998, between Mark A. Devine and the Company.
* 14 Letter Agreement, dated February 27, 1998, between Mark K. Welch and the Company.
* 15  Letter Agreement, dated February 27, 1998, between Edward J.
      Tyranski and the Company.
* 16  Termination Benefits Agreement, dated July 5, 1995, between BRK
      Brands, Inc. and Michael A. Rohl, as amended by an agreement dated September 26, 1997.
* 17  Press Release issued by the Company dated March 2, 1998.
  18  Opinion of Salomon Smith Barney dated February 28, 1998. (To replace
      Exhibit 6 to the Schedule 14D-9)

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* Previously filed.

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